RESULTS OF SHAREHOLDER VOTES

The Annual Meeting of Shareholders of the Fund was held on June 15, 2016. At the meeting, shareholders voted on the election of all trustees. Forty percent (40%) of the shares entitled to vote on the matter shall constitute a quorum. If a quorum is present, a plurality of all votes cast at the meeting is sufficient for the election of Trustees. A quorum was present and the proposal was approved, the details of which are as follows:


                     Votes Cast
                     In Favor           Withheld
W. Thacher Brown      8,982,879         458,025
Ellen D. Harvey       8,996,552         444,352
Thomas E. Spock       9,215,383         225,521
Suzanne P. Welsh      9,216,439         224,464